SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the securities exchange act of 1934
(amendment no. 1)*

Theseus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88369M101
(CUSIP Number)

Kevin Tang

4747 Executive Drive, Suite 210

San Diego, CA 92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,255,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,255,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,026
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3%
14	TYPE OF REPORTING PERSON PN

Page 2 of 10 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,255,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,255,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,026
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3%
14	TYPE OF REPORTING PERSON OO

Page 3 of 10 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,255,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,255,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3%
14	TYPE OF REPORTING PERSON IN

Page 4 of 10 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS Concentra Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON OO

Page 5 of 10 Pages

Explanatory Note

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Theseus Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D (the “Original Schedule 13D”) filed on November 24, 2023.

Items 3, 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Between November 29, 2023 and December 1, 2023, the Reporting Persons expended an aggregate of approximately $0.6 million to purchase 153,420 shares of the Issuer’s Common Stock, which has not previously been reported on a Schedule 13D/A. Such purchases were effected through the open market. The Common Stock was acquired in the ordinary course of business. Subject to the following paragraph, Tang Capital Partners, LP used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Tang Capital Partners maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

Merger Agreement and Related Transactions

On December 22, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Concentra Biosciences, LLC (“Concentra”) and Concentra Merger Sub II, Inc., a wholly owned subsidiary of Concentra (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, among other things, (i) Concentra will acquire the Issuer through a cash tender offer (the “Offer”) by Merger Sub for all of the Issuer’s outstanding shares of Common Stock for: (A) $3.90 per share of Common Stock (the “Base Price Per Share”), (B) an additional amount of cash of up to $0.15 per share of Common Stock (such amount as finally determined in accordance with the Merger Agreement, the “Additional Price Per Share,” and together with the Base Price Per Share, the “Cash Amount”), and (C) one contingent value right (a “CVR”) per share (together with the Cash Amount, the “Offer Price”), and (ii) Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Concentra (the “Merger”).

Pursuant and subject to the terms of the Merger Agreement, Merger Sub will commence the Offer by January 9, 2024 to acquire all outstanding shares of the Issuer.

Closing of the Offer is subject to certain conditions, including the tender of the Issuer’s shares representing at least a majority of the total number of outstanding shares as of immediately following the consummation of the Offer; the availability of at least $187.6 million of cash and cash equivalents, net of transaction costs, wind-down costs and other liabilities, at closing, and other customary conditions. The acquisition is expected to close in February 2024.

Page 6 of 10 Pages

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 22, 2023 (the “December 22, 2023 Form 8-K”).

Guaranty

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Issuer’s willingness to enter into the Merger Agreement and the CVR Agreement, Tang Capital Partners, LP delivered to the Issuer a duly executed limited guaranty dated as of the date of the Merger Agreement, in favor of the Issuer, in respect of certain of Concentra and the Merger Sub’s obligations arising under, or in connection with, the Merger Agreement and CVR Agreement (defined below). Certain obligations under the limited guaranty are subject to a cap of $177,614,912, plus certain enforcement costs, under the Merger Agreement and an amount equivalent to the CVR Proceeds (defined below), plus certain enforcement costs, under the CVR Agreement.

Contingent Value Rights Agreement

At or prior to the time at which Merger Sub first irrevocably accepts for purchase the shares of Common Stock tendered in the Offer, Concentra and Merger Sub expect to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent and a representative, agent and attorney in-fact of the holders of CVRs. Each CVR will represent a contractual right to receive contingent cash payments equal to: (i) 80% of Net Proceeds (as defined in the CVR Agreement), if any, from any sale, transfer, license or other disposition (each a “Disposition”) by Concentra or any of its affiliates, including the Issuer after the Merger, of all or any part of the CVR Products (defined below) that occurs within the period beginning on the Effective Time (as defined in the Merger Agreement) and ending 180 days following the date of the closing of the Merger (the “Disposition Period”) and (ii) 50% of any net savings versus the Closing Net Cash (as defined in the Merger Agreement) that is realized between the date of the closing of the Merger and the end of the Disposition Period (the “CVR Proceeds”). Pursuant to the CVR Agreement, “CVR Products” means collectively (a) the Company’s product candidate known as THE-349, a fourth-generation epidermal growth factor receptor, or EGFR, inhibitor for the treatment of non-small cell lung cancer, (b) the Company’s next-generation BCR-ABL program focused on relapsed/refractory chronic myeloid leukemia and Philadelphia chromosome-positive acute lymphoblastic leukemia, or (c) the Company’s KIT inhibitor program for the treatment of gastrointestinal stromal tumor.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, which is attached as Exhibit C to Exhibit 2.1 to the December 22, 2023 Form 8-K.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Tang Capital Partners beneficially owns 3,255,026 shares of the Issuer’s Common Stock. Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management beneficially owns 3,255,026 shares of the Issuer’s Common Stock. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang beneficially owns 3,255,026 shares of the Issuer’s Common Stock. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 44,649,172 shares of Common Stock outstanding as of December 18, 2023, as set forth in the Merger Agreement, which is attached as Exhibit 2.1 to the December 22, 2023 Form 8-K.

Page 7 of 10 Pages

Percent of Class:

Tang Capital Partners	7.3%
Tang Capital Management	7.3%
Kevin Tang	7.3%
Concentra	0.0%

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	3,255,026 shares
Tang Capital Management	3,255,026 shares
Kevin Tang Concentra	3,255,026 shares 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang Concentra	0 shares 0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	3,255,026 shares
Tang Capital Management	3,255,026 shares
Kevin Tang Concentra	3,255,026 shares 0 shares

(c)       The following describes all transactions in the Issuer’s Common Stock that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity

11/14/23	Purchase	$3.19[1]	303,532
11/14/23	Purchase	$3.03[2]	500,000
11/14/23	Purchase	$3.04[3]	500,000
11/14/23	Purchase	$3.18[4]	500,000

1 The prices reported are weighted average prices. These shares were purchased in multiple transactions at prices ranging from $3.14 to $3.22. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 18 herein.

2 These shares were purchased in multiple transactions at prices ranging from $2.93 to $3.10.

3 These shares were purchased in multiple transactions at prices ranging from $2.94 to $3.10.

4 These shares were purchased in multiple transactions at prices ranging from $3.03 to $3.25.

Page 8 of 10 Pages

11/14/23	Purchase	$3.25[5]	500,000
11/14/23	Purchase	$3.22[6]	500,000
11/14/23	Purchase	$3.20[7]	3,966
11/15/23	Purchase	$3.22[8]	16,551
11/16/23	Purchase	$3.39[9]	88,442
11/17/23	Purchase	$3.39[10]	82,914
11/20/23	Purchase	$3.37[11]	45,139
11/20/23	Purchase	$3.40[12]	4,595
11/21/23	Purchase	$3.40[13]	20,974
11/22/23	Purchase	$3.40[14]	2,600
11/24/23	Purchase	$3.56[15]	32,893
11/29/23	Purchase	$3.76[16]	138,702
11/30/23	Purchase	$3.80[17]	4,512
12/1/23	Purchase	$3.80[18]	10,206

(d)       No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2:	Acquisition Proposal, dated November 24, 2023, sent from Concentra to the Issuer (previously filed)

Exhibit 3:	Agreement and Plan of Merger, dated December 22, 2023, by and among Theseus Pharmaceuticals, Inc., Concentra Biosciences, LLC and Concentra Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 22, 2023)

5 These shares were purchased in multiple transactions at prices ranging from $3.20 to $3.25.

6 These shares were purchased in multiple transactions at prices ranging from $3.16 to $3.25.

7 These shares were purchased in multiple transactions at prices ranging from $3.18 to $3.22.

8 These shares were purchased in multiple transactions at prices ranging from $3.17 to $3.27.

9 These shares were purchased in multiple transactions at prices ranging from $3.27 to $3.40.

10 These shares were purchased in multiple transactions at prices ranging from $3.35 to $3.40.

11 These shares were purchased in multiple transactions at prices ranging from $3.34 to $3.40.

12 These shares were purchased in multiple transactions at prices ranging from $3.37 to $3.40.

13 These shares were purchased in multiple transactions at prices ranging from $3.37 to $3.40.

14 These shares were purchased in multiple transactions at prices ranging from $3.395 to $3.40.

15 These shares were purchased in multiple transactions at prices ranging from $3.45 to $3.60.

16 These shares were purchased in multiple transactions at prices ranging from $3.71 to $3.80.

17 These shares were purchased in multiple transactions at prices ranging from $3.77 to $3.80.

18 These shares were purchased in multiple transactions at prices ranging from $3.78 to $3.80.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 27, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 10 of 10 Pages